Exhibit (a)(5)(C)

IN THE DISTRICT COURT OF SHAWNEE COUNTY, KANSAS

IRENE DIXON, On Behalf of Herself and All	)
Others Similarly Situated,	)
)
Plaintiff,	)	Case No. 14C81
v.	) )	Division No. 1 Chapter 60
)
CEC ENTERTAINMENT, INC., RICHARD M.	)	CLASS ACTION
FRANK, MICHAEL H. MAGUSIAK, GENERAL	)
(RET.) TOMMY FRANKS, TIM T. MORRIS,	)	JURY TRIAL DEMANDED
LOUIS P. NEEB, CYNTHIA PHARR LEE,	)
BRUCE M. SWENSON, WALTER TYREE,	)
RAYMOND E. WOOLDRIDGE, APOLLO	)
GLOBAL MANAGEMENT, LLC, APOLLO	)
MANAGEMENT VIII, L.P., QUESO HOLDINGS	)
INC., AP VIII QUESO HOLDINGS, L.P., and Q	)
MERGER SUB INC.,	)
)
Defendants.	)

CLASS ACTION PETITION FOR BREACH OF FIDUCIARY DUTY

Plaintiff Irene Dixon (“Plaintiff”), on behalf of herself and all others similarly situated, by her attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff that are alleged upon personal knowledge.

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of holders of the common stock of CEC Entertainment, Inc. (“CEC” or the “Company”) to enjoin the acquisition of the publicly owned shares of the Company by Apollo Global Management, LLC through its wholly-owned subsidiaries Apollo Management VIII, L.P. (“Management VIII”), Queso Holdings Inc. (“Parent”), AP VIII Queso Holdings, L.P. (“Holding Partnership”), and Q Merger Sub Inc. (“Merger Sub”) (collectively, “Apollo”).

2. On January 16, 2014, CSE announced that the Company had entered into a definitive merger agreement (the “Merger Agreement”) for Apollo to acquire CEC, via a tender offer, in a deal with an aggregate transaction value of approximately $1.3 billion. Under the terms of the Proposed Transaction (defined below), CEC common stockholders will receive $54.00 per share in cash for each CEC share they elect to tender to Apollo.

3. Pursuant to the Merger Agreement, Merger Sub commenced the tender offer (the “Offer”) on January 16, 2014 for all of CEC’s outstanding shares of common stock at a purchase price of $54.00 per share in cash. The Offer is set to expire at 9:30 a.m. on February 14, 2014 and is subject to the condition that there are a validly tendered number of CEC shares that constitutes a majority (one share more than 50%) of all of the CEC outstanding shares and entitled to vote in the election of directors. Following the close of the Offer period, if one share more than 50% of CEC’s stockholders tender their shares, Merger Sub will acquire any CEC shares not purchased in the Offer through a Top-up Option to get to at least 90% of the outstanding CEC shares, and then effectuate a Short-Form Merger to close the transaction (collectively the Offer, the Top-up Option, and the Short-Form Merger are referred to herein as the “Proposed Transaction”).

4. As discussed in more detail below, the Proposed Transaction is the product of a conflicted process that is designed to hastily sell the Company to Apollo on terms preferential to Apollo and to subvert the interests of Plaintiff and other public stockholders of the Company. Tellingly, in the rush to close the Proposed Transaction, the Schedule TO issued by CEC, Merger

Sub, Parent, and Management VIII on January 16, 2014 mistakenly referred to the Delaware appraisal rights statute rather the Kansas General Corporation Code (“KGCC”) and was not corrected until January 21, 2014.

5. The Merger Agreement further provides for certain deal protections devices that ensure that no superior bid will emerge for the Company. For instance, the illusory “go-shop” period is severely limited in scope and duration to be a meaningful tool to generate stockholder value. Rather than be thirty (30) to sixty (60) day in duration and open to all bidders, the go-shop period only lasts fourteen (14) days and is open only to unidentified bidders who were invited to make a proposal in the second round of CEC’s sales process that led to the Proposed Transaction.

6. Other mechanisms in the Merger Agreement that prevent potential bidders from emerging with superior offers include a no solicitation provision, a matching rights provision, and an information rights provision. Additionally, the termination fee in the Merger Agreement amounts to 3.5% of the equity value of the deal plus the Company’s debt of approximately $385 million. Based on the $54 a share price and the 17,530,841 outstanding shares of January 14, 2014, the termination fee will thus be approximately $46.6 million. Since the total equity value of the deal of $915 million ($1.3 billion total value less $385 in debt), that amounts to over a 5% termination fee. The Merger Agreement also provides for a $7 million expense reimbursement to Apollo that further raises the price tag for any competing bidder to make a superior offer.

7. Compounding the restrictive protections in the Merger Agreement, the Board also agreed to adopt a low-threshold poison pill (the “Stockholders Rights Plan”) on January 14, 2014 at the behest of Apollo, which is triggered once any stockholder obtains more than 10% of the outstanding shares of the Company. This clearly prevents any potential investors not involved in the second round of bidding for the Company to accumulate a stake of shares in order to seek a higher price for CEC stockholders. Indeed, if the Board waives redemption of the poison pill for a superior offer, Apollo will still be entitled to receive the entire termination fee provided for in the Merger Agreement.

8. Thus, in pursuing the unlawful plan to facilitate the acquisition of CEC by Apollo for inadequate consideration, through a flawed process, each of the Defendants (defined below) violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, good faith, and candor. The market has explicitly acknowledged that the $54 price is too low, as the Company’s stock closed on January 21, 2014 at $55, well above the deal consideration offered by Apollo.

9. CEC’s management and directors will likewise potentially receive millions of dollars in special payments for unvested stock options, performance units, and restricted shares, which will become fully vested and exercisable at the completion of the Proposed Transaction. Michael H. Magusiak (“Magusiak”), CEC’s President, Chief Executive Officer (“CEO”), and a director on the Board, and Richard M. Frank (“Frank”), the Executive Chairman of the Board, alone stand to potentially receive over $18 million in connection with the Proposed Transaction. The Board is thus serving its own financial interests and is adverse to the interests of CEC stockholders.

10. Similarly, Goldman Sachs & Co (“Goldman Sachs”), the financial advisor to CEC on the Proposed Transaction, is also potentially conflicted as it stands to receive all of its $12.5 million fee upon the sale of 50% or more of the outstanding CEC common stock (and not upon the consummation of the Proposed Transaction).

11. Finally, on January 22, 2014, CEC filed a recommendation statement on Schedule

14D-9 (the “Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) voicing the Board’s support for the Proposed Transaction. The Recommendation Statement, however, misrepresents and fails to disclose material information necessary for the Company’s stockholders to make an informed decision as to whether to tender their shares in the Proposed Transaction. Specifically, the Recommendation Statement fails to disclose, in violation of the Board’s duty of candor, (i) certain management projection metrics relied upon by Goldman Sachs to perform and render its fairness opinion; (ii) certain information regarding the financial analysis of Goldman Sachs in rendering its fairness opinion; and (iii) several important details regarding the process leading up to the signing of the Merger Agreement.

12. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction and/or the Offer or, in the event the Offer and/or the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, due care, good faith, and candor.

JURISDICTION AND VENUE

13. The Court has jurisdiction over Defendants pursuant to K.S.A. 60-308(b) because they reside, and/or are incorporated in, and/or conduct business in Kansas, including, but not limited to, the conduct here at issue. CEC is incorporated in Kansas. All Defendants also have sufficient minimum contacts with Kansas to render the exercise of jurisdiction by Kansas courts permissible under traditional notions of fair play and substantial justice. This action is not removable.

14. Venue is proper in this Court because the conduct at issues has effect in this County.

PARTIES

15. Plaintiff is, and at all relevant times was, a stockholder of CEC since prior to the wrongs complained of herein.

16. CEC is a corporation organized and existing under the laws of the state of Kansas, with its principal executive offices located at 4441 West Airport Freeway, Irving, Texas 75062. CEC develops, operates, and franchises family dining and entertainment centers under the Chuck E. Cheese’s® name around the world. The Company’s common stock trades on the New York Stock Exchange (“NYSE”) under the ticker symbol “CEC.”

17. Defendant Frank has been the Executive Chairman of the Board since December 2008. Previously, Frank served as the Chairman of the Board and CEO of the Company, and has been a member of the Board since June 1985.

18. Defendant Magusiak has been a director on the Board since 1988. Magusiak is currently the CEO of the Company since December 2008, and he has previously served as Executive Vice President, Chief Financial Officer, and Treasurer of CEC from June 1988 to June 1994.

19. Defendant General (ret) Tommy Franks (“Franks”) has been a director of the Board since March 2008 and is a member of the Compensation and Nominating/Corporate Governance Committees.

20. Defendant Tim T. Morris (“Morris”) has been a director of the Board since June 1997 and is a member of the Audit and Compensation Committees.

21. Defendant Louis P. Neeb (“Neeb”) has been a director of the Board since August 1994, is the chair of the Nominating/Corporate Governance Committee, and is a member of the Audit Committee.

22. Defendant Cynthia Pharr Lee (“Lee”) has been a director of the Board since

August 1994 and is a member of the Audit and Compensation Committees.

23. Defendant Bruce M. “Smokey” Swenson (“Swenson”) has been a director of the Board since June 2011, is the chairman of the Audit Committee, and is a member of the Nominating/Corporate Governance Committee.

24. Defendant Walter Tyree (“Tyree”) has been a director of the Board since June 1997 and is a member of the Compensation and Nominating/Corporate Governance Committees.

25. Defendant Raymond E. Wooldridge (“Wooldridge”) has been a director of the Board since June 1997, is the chairman of the Compensation Committee, and is a member of the Audit and Nominating/Corporate Governance Committees.

26. Defendants Frank, Magusiak, Franks, Morris, Neeb, Lee, Swenson, Tyree, and Wooldridge are collectively referred to hereinafter as the “Individual Defendants” or the “Board”.

27. Each of the Individual Defendants herein is sued individually and collectively, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

28. Defendant Apollo Global Management, LLC is a publicly owned investment manager. It primarily provides its services to endowment and sovereign wealth funds, as well other institutional and individual investors, and its common stock trades on the NYSE under the ticker symbol “APO.”

29. Management VIII is a subsidiary of Apollo Global Management, LLC.

30. Defendant Holding Partnership is a Delaware limited partnership controlled by Management VIII.

31. Defendant Parent is a Delaware corporation and a wholly owned subsidiary of the

Holding Partnership.

32. Defendant Merger Sub is a Kansas corporation and a wholly owned subsidiary of Parent. Upon completion of the Proposed Transaction, Merger Sub will merge with and into CEC and will cease to exist as a separate corporate entity.

33. Collectively, the Individual Defendants, CEC, and Apollo are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANT

34. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of CEC and owe Plaintiff and the other members of the Class (defined herein) the duties of loyalty, due care, good faith, and candor.

35. By virtue of their positions as directors and/or officers of CEC, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause CEC to engage in the practices complained of herein.

36. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the stockholders to make an informed voting decision or the decision to tender their shares. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)	Adversely affects the value provided to the corporation’s stockholders;

(b)	Contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)	Discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)	Will otherwise adversely affect their duty to search for and maximize the value of the corporation’s stockholders; or

(e)	Will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

37. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other CEC stockholders, including their duties of loyalty, due care, good faith, and candor, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other CEC stockholders.

CLASS ACTION ALLEGATIONS

38. Plaintiff brings this action on his own behalf and as a class action pursuant to Section 60-223 of the Kansas Code of Civil Procedure, on behalf of all holders of CEC common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

39. This action is properly maintainable as a class action.

40. The Class is so numerous that joinder of all members is impracticable. As of January 14, 2014, there were 17,530,841 shares of CEC common stock issued and outstanding. The actual number of public stockholders of CEC will be ascertained through discovery.

41. Questions of law and fact that are common to the Class, including, among others:

(a)	Whether the Individual Defendants have breached their fiduciary duties of loyalty, due care, good faith, and candor, with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)	Whether the Individual Defendants have breached their fiduciary duty to maximize stockholder value for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c)	Whether the Individual Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction;

(d)	Whether Apollo aided and abetted the Individual Defendants’ breaches of fiduciary duty;

(e)	Whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f)	Whether Plaintiff and the other members of the Class would suffer irreparable harm were the transaction complained of herein consummated.

42. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

43. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

44. Accordingly, injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

FACTS COMMON TO ALL COUNTS

A.	Background

45. Chuck E. Cheese’s® is a nationally recognized leader in family dining and entertainment that was originally opened in 1977, and is the CEC’s main reporting segment. The Company was originally incorporated under the name ShowBiz Pizza Place, Inc. and began trading on the NASDAQ Stock Market in 1989. In 1998, the Company changed its name to CEC Entertainment, Inc. and began trading on the NYSE under its current ticker symbol.

46. CEC develops, operates, and franchises family dining and entertainment centers under the Chuck E. Cheese’s® name in 47 states and eight foreign countries and territories. As of December 30, 2012, the Company and its franchisees operated a total of 565 stores, of which 514 were Company-owned stores located in 44 states and Canada. The franchisees operated a total of 51 stores located in 15 states and seven foreign countries and territories including Chile, Guam, Guatemala, Mexico, Puerto Rico, Saudi Arabia, and the United Arab Emirates.

47. Chuck E. Cheese’s® stores offer wholesome family dining, distinctive musical and comic entertainment by computer-controlled robotic characters, family-oriented arcade-style, and skill-oriented games. Additionally, all Chuck E. Cheese’s® stores offer dining selections consisting of a variety of pizzas, sandwiches, wings, and beverages.

B.	Strong Financial Performance

48. In 2013, CEC reported strong financial results. For example, on May 2, 2013, the Company reported financial results for the first quarter of 2013 (“1Q 2013”). Total revenue for 1Q 2013 increased 3.4% to $255.3 million from $246.8 million for the same period in 2012. The Board also issued a dividend of $0.24 a share and authorized a share buyback of $100 million of CEC common stock.

49. Defendant Magusiak stated the following regarding 1Q 2013:

During the first quarter of 2013, our new value pricing, marketing and operational strategies were fully implemented for the first time. While we recognize that considerable uncertainty remains in the U.S. economy and that consumers continue to experience various financial pressures, we are encouraged by the 1.6% increase in comparable store sales this quarter. We are fully committed to our strategic plan and to returning capital to our shareholders, as evidenced by our recently announced quarterly cash dividend of $0.24 per share and an additional authorization to repurchase $ 100 million under our stock repurchase plan.

(Emphasis Added).

50. On August 1, 2013, CEC reported financial results for the second quarter of 2013 (“2Q 2013”). For 2Q 2013, total revenue increased 5.2% to $191.9 million from $182.4 million from the same period in 2012. Additionally, net income increased a whopping 77.5% to $7.2 million from $4.1 million from the same period in 2012.

51. Commenting on the successful quarter, defendant Magusiak touted the following:

Our management team is pleased with the revenue and profit results of the second quarter and first half of 2013. Revenue in the second quarter increased 5.2%, driven by our 2.9% growth in comparable store sales and new store development.

The combination of increased revenue and the implementation of our profit strategies improved our store level operating margins by 250 basis points. . .

We believe that we have developed a solid plan to increase comparable store sales, grow our concept with both domestic and international new locations and improve our profitability. Our team is focused and dedicated to executing and continuously improving our strategy.

(Emphasis Added).

52. Then, on October 31, 2013, CEC reported financial results for the third quarter of 2012 (“3Q 2012”). Although total revenue decreased slightly for the quarter as compared to the same period in 2012, for the first nine months of 2013, total revenues increased 2.8% to $643.2 million, as compared to $625.7 million for the same period in 2012. Likewise, net income for the first nine months of 2013 was up 8.4% to $47.9 million, as compared to $44.2 million for the same period in 2012. The Board also announced an increased dividend of $0.27 a share, up 13% from the dividend issues earlier in the year.

53. Defendant Magusiak added the following on 3Q 2013:

I am disappointed in third quarter comparable store sales; however, our sales turned positive in the first four weeks of the fourth quarter. Our team remains committed to executing our strategic plan in a very high-quality manner. I believe that our capital expenditure plan to impact Company stores approximately every two years, in conjunction with new major attractions, will position us for success. I also believe that we have a significant opportunity to grow our concept with a combination of new locations both domestically and internationally. . .

Finally, I am pleased to announce a 13% increase in our quarterly dividend to $0.27 per share, which shows our strong commitment to returning capital to shareholders.

(Emphasis Added).

54. Rather than allow CEC’s common stock to trade freely and permit its public stockholders to share in the benefits of the Company’s improving growth prospects, the Individual Defendants have acted for the benefit of Apollo, and to the detriment of the Company’s public stockholders, by entering into the Proposed Transaction. In so doing, the Individual Defendants have agreed to a transaction that places a cap on CEC’s corporate value at a time when the Company is primed for substantial future growth.

C.	Proposed Transaction

55. On January 16, 2014, CEC and Apollo issued a press release announcing the Proposed Transaction which stated, in relevant part, the following:

IRVING, Texas and NEW YORK, NY—January 16, 2014—An affiliate of Apollo Global Management, LLC (NYSE: APO) (together with its consolidated subsidiaries, “Apollo”) and CEC Entertainment, Inc. (NYSE: CEC) (“CEC”) today announced that they have entered into a definitive merger agreement (the “Merger Agreement”) whereby Apollo, a leading global alternative investment manager, will acquire CEC, the nationally recognized leader in family dining and entertainment which operates 577 Chuck E. Cheese’s stores, for approximately $1.3 billion, including the assumption of the Company’s outstanding debt.

Apollo’s $54.00 per share all cash offer represents a premium of approximately 25% over CEC’s closing share price on January 7, 2014, the last trading day prior to media speculation regarding a possible transaction and a premium of approximately 36% over the twelve-month volume weighted average share price for the period ending January 7, 2014.

The announcement follows a thorough review of strategic alternatives undertaken by the CEC Board of Directors to maximize shareholder value. The transaction was unanimously approved by the CEC Board, which recommends that CEC shareholders tender their shares in the offer.

“We are pleased to have reached this agreement with Apollo, which maximizes value for all of our shareholders,” said Richard M. Frank, Executive Chairman of CEC. “This transaction represents the successful conclusion of our extensive review of strategic alternatives.”

“We are excited about this transaction with Apollo, as it recognizes the value of CEC’s global brand, strong cash flows and growth prospects while providing our shareholders with an immediate and substantial premium,” said Michael H. Magusiak, President and Chief Executive Officer of CEC. “Apollo brings significant industry expertise and financial resources, and we look forward to working with them to further grow CEC domestically and internationally.”

“This transaction with CEC gives us the opportunity to partner with the proven leader in family dining and entertainment,” said Scott Ross, Partner at Apollo Global Management. “Across the U.S., and increasingly around the world, the Chuck E. Cheese’s brand represents quality, safe and fun family entertainment.”

“We look forward to partnering with CEC’s exceptional management team, talented employees and franchise partners to support the continued growth of the Company,” said Lance Milken, Partner at Apollo Global Management.

The transaction will be implemented through a cash tender offer at $54.00 per share. The transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of more than 50 percent of the Company’s common shares, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. Under the terms of the agreement, the Company may solicit superior proposals from limited third parties until January 29, 2014. There can be no assurances that this process will result in a superior proposal, and the Company does not intend to discuss any developments with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal.

56. Simultaneously, CEC, Merger Sub, Parent, and Management VIII commenced the Offer and hastily issued the Schedule TO on January 16, 2014, in the process mistakenly referring to the Delaware appraisal rights statute rather the KGCC in the filing and did not correct the issue until January 21, 2014.

D.	The Stockholder Rights Plan

57. Also on January 16, 2014, the Company announced the adoption of the Stockholders Rights Plan. The press release announcing the plan stated, in relevant part, the following:

IRVING, Texas—(BUSINESS WIRE)—Jan. 16, 2014—The Board of Directors of CEC Entertainment, Inc. (NYSE: CEC) (“CEC”) today announced that it has adopted a shareholder rights plan (the “Plan”).

Pursuant to the Plan, the Board of Directors declared a dividend of one preferred stock purchase right (each a “Right” and collectively, the “Rights”) on each outstanding share of the Company’s common stock as of January 26, 2014 (the “Record Date”). Each Right, once exercisable, will entitle shareholders to buy one ten-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $54.00 per Right, subject to adjustment.

The Plan is designed to assist the Board of Directors in overseeing a fair and orderly process and to maximize shareholder value in connection with a sale of the Company. The Plan will not in any way prevent or restrict any person from making a superior proposal pursuant to the terms of the Merger Agreement entered into with affiliates of Apollo Global Management, LLC (“Apollo”) on January 15, 2014.

The Rights will be exercisable only if a person or group of affiliated or associated persons (other than Apollo or any of its affiliates or associates acting pursuant to the Merger Agreement) (an “Acquiring Person”) acquires beneficial ownership of 10% or more of the Company’s common stock. The Plan provides that the ownership of shareholders that beneficially own 10% or more of our common stock on the date of adoption of the Plan will be grandfathered, but the Rights would become exercisable if at any time any such shareholder increases it ownership percentage by 0.001% or more. Derivative interests in our common stock, such as swap arrangements, regardless of whether such arrangements carry with them the right to control voting or disposition of the underlying securities, are also considered beneficial ownership of the underlying common stock for purposes of the Plan. The Plan permits the acquisition of control of CEC by Apollo or one of its affiliates pursuant to the terms and conditions of the Merger Agreement, in connection with which the Plan was adopted.

If an Acquiring Person acquires 10% or more of the Company’s outstanding common stock, the Rights will generally entitle the Company’s shareholders, other than the Acquiring Person and its affiliates, the opportunity to purchase, at the exercise price of the Right, such number of shares of CEC common stock having a current value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction after an Acquiring Person acquires 10% or more of the Company’s outstanding common stock, the Rights would generally entitle its holders, other than such Acquiring Person, the opportunity to purchase, at the exercise price of the Right, such number of shares of the common stock of such other party to the merger or other business combination having a current value of twice the exercise price of the Right.

The Rights are generally redeemable, for $0.01 per Right, subject to adjustment, at the option of the Board of Directors, unless and until the Rights become exercisable. The Rights will expire at the earlier of January 14, 2015, one business day immediately prior to the one year anniversary of the adoption of the Plan, or immediately prior to the earlier of the consummation of the tender offer pursuant to which Apollo will make an offer to purchase all outstanding shares of CEC common equity (the “Equity Tender Offer”) and the merger contemplated under the Merger Agreement. The Rights distribution is not taxable to shareholders.

58, The Stockholders Rights Plan clearly prevents any potential investors (i.e., a hedge fund and/or activist investor) from accumulating a stake of shares in the Company in order to pressure the Board to seek a higher price. In fact, as is made clear in the Recommendation Statement, the poison pill was enacted at the behest of Apollo. Further, if the Board waives redemption of the plan for a superior offer, Apollo will still be entitled to receive the termination fee provided for in the Merger Agreement.

E.	The Unfair Price

59. The Proposed Transaction is the product of a conflicted process that is designed to ensure the sale of CEC to Apollo on terms preferential to Apollo and other CEC insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. In pursuing the unlawful plan to facilitate the acquisition of CEC by Apollo for inadequate consideration, through a flawed process, each of the Defendants violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, good faith, and candor.

60. Tellingly, as recently as January 21, 2014, the stock price of CEC closed at $55, reflecting the market’s belief that the price of CEC stock is materially above the $54 deal price. The Recommendation Statement also discloses that “Party J” submitted a non-binding preliminary indication of interest in the $55 to $60 range.

F.	The Unreasonable Deal Protection Devices

61. In order to further lock up the Proposed Transaction, and to the detriment of the Plaintiff and other members of the Class, the terms of the Merger Agreement also substantially favor Apollo and are calculated to unreasonably dissuade potential suitors from making competing offers.

62. Although the Merger Agreement does provide for an “go-shop” period that allows the Board to shop the Company to bidders involved in the sales process leading up to the Proposed Transaction, that provision is too limited in scope and duration to be a meaningful tool to generate stockholder value. For instance, rather than be thirty (30) to sixty (60) day in duration and open to all bidders, the Merger Agreement provides for a go-shop period that only lasts fourteen (14) days and is open only to unidentified bidders who were invited to make a proposal in the second round of CEC’s sales process. The go-shop period thus does not apply to the market at large.

63. Further, following the go-shop period, Section 6.3 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from soliciting, initiating, facilitating, or encouraging alternative proposals in an attempt to procure a price in excess of the amount offered by Apollo. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

64. Similarly, Section 6.3 of the Merger Agreement provides a matching rights provision whereby the Company must notify Apollo of any unsolicited competing bidder’s offer within one (1) day after receipt. Then, if and only if, the Board determines that the competing offer constitutes a “Superior Proposal” (as defined in the Merger Agreement), Apollo is granted at least five (5) business days (two (2) business days if the “Superior Proposal” is during the go-shop period) (the “Notice Period”) to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.” Moreover, Apollo will be able to match the unsolicited offer because it will be granted unfettered access to the details of the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer. The Merger Agreement thus unfairly assures that any “auction” will favor Apollo and piggyback upon the due diligence of the foreclosed alternative bidder.

65. To further ensure the success of the Proposed Transaction, the Board locked up the deal by agreeing to pay a termination fee that amounts to 3.5% of the equity value of the deal plus the Company’s debt of approximately $385 million. Based on the $54 a share price and the 17,530,841 outstanding shares of January 14, 2014, the termination fee amounts to approximately $46.6 million. Since the total equity value of the deal of $915 million ($1.3 billion total value less $385 in debt), that amounts to over a 5% termination fee. The Merger Agreement also provides for a $7 million expense reimbursement to Apollo that further raises the price tag for any competing bidder to make a superior offer. This is essentially a naked premium for the right to provide CEC stockholders with a superior offer.

66. These provisions cumulatively discourage bidders from making a competing bid for the Company.

67. Indeed, while commenting on the Proposed Transaction, Steven M. Davidoff of the New York Times DealB%k wrote the following in an blog post entitled Apollo’s Rush to Get the Chuck E. Cheese Deal Done:

Apollo Global Management is sprinting to acquire Chuck E. Cheese.

The parent company of Chuck E. Cheese, CEC Entertainment, announced on Thursday that it would be acquired for $1.3 billion by Apollo, the private equity firm. The deal contains a number of unusual provisions which seem to suggest that Apollo is concerned about a competing bid or a challenge.

Apollo’s acquisition of the restaurant chain—known to many parents for its combination of food, games and arcade-like entertainment—is structured as a tender offer instead of a merger. This creates timing advantages since a tender offer can be completed 20 business days after its commencement. A merger requires a shareholder vote and therefore a proxy statement to be prepared and circulated and a shareholder meeting held, which typically takes two to three months.

Chuck E. Cheese’s parent company said that this merger was the best result for shareholders, and that it and its advisers carefully evaluated other options, “This transaction represents the successful conclusion of our extensive review of strategic alternatives,” Richard M. Frank, executive chairman of CEC, said in the news release.

Plenty of deals are done as tender offers, but Apollo started its tender offer on Thursday, the same day the deal was announced. In similar situations, the bidder usually lets a few days to a week elapse, as the lawyers rest up from the rush to get the deal signed and then turn to the tender offer papers.

This wasn’t the case here, no doubt to the chagrin of Wachtell, Lipton, Rosen & Katz and Paul, Weiss, Rifkind, Wharton & Garrison, the lawyers representing Apollo. They probably had more than the normal share of sleepless nights on this deal (Chuck E. Cheese’s parent company is represented by Weil, Gotshal & Manges).

Unfortunately, rushing does create some errors. Chuck E. Cheese’s parent is a Kansas corporation and Apollo is required under the tender offer documents to describe shareholders’ appraisal rights. In the middle of describing Kansas appraisal rights in the tender offer to purchase, Apollo suddenly switches to discussing the text of the Delaware appraisal statutes and describes the Kansas statute as the “Delaware General Corporation Law.” Can we say oops?

The deal also has a top-up option, which allows Apollo to acquire approximately 50 percent of the company in a tender offer and close at the same time, even if it does not reach the squeeze-out threshold of 90 percent.

In addition, the deal contains a so-called Burger King provision, termed thus because it was first used in 3G Capital’s 2010 acquisition of the parent company of Burger King. This provision allows Apollo to switch to a merger if the tender offer is not closed 45 days after its commencement.

Chuck E. Cheese must prepare the proxy for the merger and file it “promptly.” If the bid is delayed—perhaps because of a competing bid or more likely because of someone who agitates for a higher price—Apollo has the right to switch to a merger, which may make getting the deal done easier. Yes, I agree this seems like overkill, but why not when it is only lawyer time?

Other attributes of the deal also provide evidence that Apollo is worried about competition. The transaction has a go-shop provision, which permits Chuck E. Cheese to solicit other, superior bids. However, the go-shop is limited, mimicking a structure that Kirkland & Ellis first negotiated in Vista’s 2013 acquisition of Websense.

The go-shop in the Chuck E. Cheese deal is shorter than normal, lasting only 14 days instead of the normal 30-60 days. In addition, the go-shop is limited and applies only to unidentified bidders who were invited to make a proposal in the second round of Chuck E. Cheese’s sale process. These parties are not specifically named. The termination fee is reduced to about $22.75 million if a deal is signed with one of these parties by Feb. 4.

I suspect that the limited go-shop was used to persuade Chuck E. Cheese to end its sale process while it was still auctioning itself off. Instead, Apollo was allowed to pre-empt the auction. But the cost of doing so was limiting the go-shop period, which probably coincides with what would have been the end date of the auction. There is also the lower termination fee if other parties still decide to bid.

The end result is that Apollo has forced any competing bidders to move very fast if they want to come back into this process. But the bidders in the auction are already likely up to speed with the process.

It is not just other bidders Chuck E. Cheese and Apollo appear to be worried about. Chuck E. Cheese also announced on Thursday that it had adopted a low-threshold poison pill, which is triggered at the 10 percent level. The pill is likely not aimed at any competing bidders, but a hedge fund or other shareholder activist that may try and accumulate a stake to block the deal and agitate for a higher price.

This is an unusual step that seems at odds with Chuck E. Cheese’s obligations to its shareholders, but the issue has yet to be addressed by the Delaware courts. It should be noted here that this appears to be something Apollo demanded. The merger agreement provides that if Chuck E. Cheese waives a provision of the poison pill or redeems it, Apollo can terminate the deal and receive the full termination fee.

Finally, the termination fee is high here outside the go-shop process. The break-up fee is described in the merger agreement as 3.5 percent of the equity value plus the company’s debt of $385 million. That’s about $45 million.

It is unclear under Delaware law whether the starting point to evaluate if the break fee is too high is the deal’s enterprise value (debt plus equity) or equity value (just equity). If you calculate the fee based on equity value, it is a high figure of approximately 5 percent. But remember, Chuck E. Cheese is incorporated in Kansas, so who knows what is right?

As a kicker, there is also a $7 million expense reimbursement to be paid to Apollo, in addition to the termination fee, pushing the payout any competing bidder must make even higher.

Will this all work? Chuck E. Cheese’s shares closed on Thursday at $54.75 a share, higher than the offer price of $54 a share, so the market is not sure who will capture the chain and its mouse-like mascot.

G.	The Windfall to the Individual Defendants and Goldman Sachs

68. Defendants Frank and Magusiak, and CEC’s management, stand to reap unique benefits for themselves at the expense of the Company’s stockholders. Because the Proposed Transaction constitutes a “Change in Control” event, the following chart reflects the lucrative payments Frank, Magusiak, and CEC management potentially stands to receive:

Payments upon Termination in connection with a Change in Control

Name	Cash	Equity(1)	NQDC/ Pension(2)	Perquisites/ Benefits (3)	Tax Reimbursement	Other	Total
Richard M. Frank	$3,000,000	$5,108,643	—	$163,399	—	—	$8,272,042
Michael M. Magusiak	$3,000,000	$6,984,612	$68,283	$257,475	—	—	$10,310,370
J. Roger Cardinale	—	$2,109,617	—	—	—	—	$2,109,617
Tiffany B. Kice	—	$1,088,389	—	—	—	—	$1,088,389
Randy G. Forsythe	—	$1,392,885	—	—	—	—	$1,392,885

(1)	Represents the gross value of unvested restricted stock awards that will vest upon the consummation of the Merger, plus accumulated dividends payable in respect of such restricted stock.
(2)	Represents the actuarially determined present value of estimated unearned accelerated future deferred compensation benefits payable upon Mr. Magusiak’s termination of employment.
(3)	Represents the estimated costs associated with the continuation of medical benefits under Messrs. Frank and Magusiak’s respective employment agreements.

69. Goldman Sachs is also potentially conflicted as it stands to receive all of its $12.5 million fee upon the sale of 50% or more of the outstanding CEC common stock (and not upon the consummation of the Proposed Transaction).

H.	The Materially Misleading Recommendation Statement

70. On January 22, 2014, CEC filed the Recommendation Statement with the SEC. The Recommendation Statement fails to provide the Company’s stockholders with material information in contravention to the Board’s duty of candor.

71. Without such information, CEC’s stockholders will be unable to make a fully informed decision as to whether to tender their shares in the Proposed Transaction.

a.	Materially Incomplete and Misleading Disclosures Concerning Management’s Financial Projections

72. The Recommendation Statement discloses that Goldman Sachs relied upon “certain financial forecasts for 2018 provided by the Company that the Company’s management extrapolated using growth rates and margin assumptions reflected in the Projections.” Yet the projections on page 33 of the Recommendation Statement only go to 2017. This omission is material because CEC stockholders are unable to independently value the Company and are thus unable to determine what weight, if any, to place on the fairness opinions in determining whether to tender their shares in the Proposed Transaction.

b.	Materially Incomplete and Misleading Disclosures Concerning Goldman Sachs’ Financial Analysis

73. The Recommendation Statement discloses certain information regarding Goldman Sachs’ financial analysis used to support its fairness opinion. These disclosures concerning Goldman Sachs’ financial analysis are materially incomplete and misleading in several ways.

74. First, the Recommendation Statement, on page 24, fails to disclose in the Illustrative Present Value of Future Share Price Analysis the multiples observed by Goldman Sachs for the Implied Present Value. This omission is material because without this information, CEC’s stockholders are unable to fully understand Goldman Sachs’ analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in the Proposed Transaction.

75. Second, the Recommendation Statement, also on page 24, does not disclose how Goldman Sachs calculated the discount rates of 8.5% to 10.5% and EBITDA multiples of 5.0x to 7.0x in the Illustrative Discounted Cash Flow Analysis. These omissions are material because without this information, CEC’s stockholders are unable to fully understand Goldman Sachs’ analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in the Proposed Transaction.

76. Third, the Recommendation Statement, on pages 24 to 25, fails to disclose in the Selected Companies Analysis the multiples observed by Goldman Sachs for the chosen comparable companies. This omission is material because without this information, CEC’s stockholders are unable to fully understand Goldman Sachs’ analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in the Proposed Transaction.

77. Finally, the Recommendation Statement, on page 25 to 26, fails to disclose in the Selected Transactions Analysis the metrics and multiples observed by Goldman Sachs for the chosen precedent transactions. These omissions are material because without this information, CEC’s stockholders are unable to fully understand Goldman Sachs’ analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in the Proposed Transaction.

c.	Materially Incomplete and Misleading Disclosures Regarding the Flawed Process

78. First, the Recommendation Statement, on page 10, discloses that “beginning in February 2013, the Board considered beginning a more formal process to explore strategic alternatives for the Company.” However, the Recommendation Statement fails to disclose what prompted the Board to finally succumb to the strategic alternative process rather than continuing to the already existing business model. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

79. Second, the Recommendation Statement, on page 11, discloses that on July 30, 2013, the Board discussed “the Company’s defensive profile in respect to potential unsolicited takeovers.” However, the Recommendation Statement fails to disclose any specifics about the discussion and whether a stockholder rights plan was considered. This information is material given Apollo’s later insistence that the Company enact the Stockholder Rights Plan as a condition to signing the Merger Agreement.

80. Third, the Recommendation Statement, on page 12, discloses that on October 9, 2013, “[t]he Board determined that moving forward with a formal process to explore the Company’s strategic alternatives, specifically a sale of the Company, was in the best interests of the Company and its stockholders.” However, the Recommendation Statement fails to explain the rationale behind this decision. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

81. Fourth, the Recommendation Statement, also on page 12, discloses that on October 11, 2013, “representatives of Goldman Sachs contacted 18 potential bidders, including 17 financial buyers and one strategic buyer.” However, the Recommendation Statement fails to disclose why only one strategic buyer was contacted. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

82. Fifth, the Recommendation Statement, also on page 12, discloses that although seventeen (17) bidders executed “short-form confidentiality agreements” and received “long-form confidentiality agreements,” only 12 parties entered into the long-form confidentiality agreements. The Recommendation Statement however fails to explain why five (5) bidders declined to proceed with the long-form confidentiality agreement. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

83. Sixth, the Recommendation Statement, on page 13, discloses that “[a]s the November 26, 2013 deadline for submission of preliminary indications of interest approached, each of Party A, Party B, Party D, Party E, Party H and Party K informed Goldman Sachs that they were withdrawing from the process and would not be submitting preliminary indications of interest.” The Recommendation Statement however fails to describe why these bidders withdrew from the process. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

84. Seventh, the Recommendation Statement, on page 15, discloses that “[o]n January 8, 2014, Party J indicated in a telephone call to Goldman Sachs that it did not believe it would be able to offer a compelling value for the Company and therefore it would not be submitting a final definitive offer for a potential transaction with the Company.” The Recommendation Statement however fails to describe Party J’s rationale for withdrawing from the process. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

85. Eight, the Recommendation Statement, on page 16, discloses that on January 11, 2014, “the Company, through Goldman Sachs, provided Apollo with further information regarding the Company’s performance in the fourth quarter of 2012, including preliminary unaudited comparable store sales, total revenue and Adjusted EBITDA.” The Recommendation Statement however does not disclose whether this information was provided to Party J. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

86. Finally, the Recommendation Statement, on page 17, disclosures that “there had been three in-bound indications of interest from third parties that were viewed as being unlikely to have the financial capability to consummate a transaction with the Company.” The Recommendation Statement however does not quantify the value of those three indications of interest. This information is material because it evinces the process the Board took to maximize stockholder value, or whether the Board merely sought to improperly sell the Company to Apollo.

87. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

On Behalf of Plaintiff and the Class Against the Individual Defendants for Breaches of Fiduciary Duties

88. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

89. The Individual Defendants have violated fiduciary duties of loyalty, due care, good faith, and candor owed to public stockholders of CEC.

90. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in CEC.

91. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, due care, good faith, and candor owed to CEC stockholders because, among other reasons, they failed to take steps to maximize stockholder value, by, among other things, failing to adequately consider potential acquirers, instead favoring their own, or their fellow directors’ or executive officers’ interests to secure all possible benefits with a friendly suitor, rather than protect the best interests of CEC stockholders.

Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding whether to tender their shares in the Proposed Transaction.

92. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

93. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CEC’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

94. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

95. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

On Behalf of Plaintiff and the Class Against CEC and Apollo for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

96. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

97. CEC and Apollo (collectively, the “Entities”) have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to CEC’s public stockholders, and have participated in such breaches of fiduciary duties.

98. The Entities knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, the Entities rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

99. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction or the Offer, unless and until the Company adopts and implements a procedure or process to obtain a Merger Agreement providing the best possible terms for stockholders and disclosing all material information;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff demands a trial by jury.

Dated: January 24, 2014	WILLIAMS DIRKS LLC

	By:	/s/ Michael A. Williams
Michael A. Williams KS Bar No. 19124
1100 Main, Suite 2600
Kansas City, MO 64105
Tel: (816) 533-4462
Fax: (816) 221-8763
E-mail: mwilliams@williamsdirks.com
Of Counsel:

FARUQI & FARUQI, LLP
Juan E. Monteverde
369 Lexington Ave., Tenth Floor
New York, NY 10017
Tel: (212) 983-9330
Fax: (212) 983-9331

Attorneys for Plaintiff